Exhibit 99.1

News Release

Stantec Selected to Design Hampstead Bypass and US 17 Improvements in Hampstead in New Hanover and Pender Counties, North Carolina

EDMONTON, AB; NEW YORK, NY (May 8, 2018) TSX, NYSE:STN

Division Three of the North Carolina Department of Transportation (NCDOT) has selected international consulting design firm Stantec to provide analysis and engineering services for the Hampstead Bypass from I-140 to US 17 north of Hampstead. Corridor improvements to the existing US 17 in Hampstead are also included in Stantec’s design services. These projects, totaling $250 million in construction, will greatly improve north-south mobility along the North Carolina coastline north of Wilmington, and will address safety and congestion issues along US 17 in Hampstead. An accelerated design schedule for these projects should result in construction beginning no later than Fall 2020.

The Bypass will consist of a 12 mile, four-lane median divided freeway with four interchanges, four overpasses, and a total of 16 bridges. The design will require avoidance and/or minimizing environmental impacts to wetlands, streams, and threatened plant and animal species. Safety improvements to five miles of US 17 in Hampstead will include a new median to control left turns, two-phase signalized u-turn bulbs, and sidewalks on each side. For further information, visit NCDOT’s project website.

Troy Peoples, Stantec’s vice president of transportation said, “It is a pleasure to work with clients who share our desire to design with the community’s interest in mind while also maintaining environmental sensitivity.” Chad Kimes, Deputy Division 3 Engineer for NCDOT noted, “This project sets an example on how every project should be designed and delivered. We are very proud of our entire team’s effort to make this Bypass and median project a reality.”

Stantec has a long history providing consulting services in North Carolina, and maintains offices throughout the state in Winston-Salem, Raleigh, and Charlotte. The firm has professionals in North Carolina who provide a wide range of services, such as infrastructure design, planning, landscape architecture, environmental services, urban design, and project and program management. For further information, visit www.stantec.com.

About the North Carolina Department of Transportation

One of state’s largest government agencies, NCDOT is responsible for maintaining approximately 80,000 miles of roadways and 18,000 bridges and culverts across North Carolina, as well as regulating and implementing programs to support rail, aviation, ferry, public transit, and bicycle and pedestrian transportation. For more information, visit NCDOT’s webpage at NCDOT.gov.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed contract referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Stantec Media Contact	Stantec Investor Contact
Danny Craig	Cora Klein
Stantec Media Relations	Stantec Investor Relations
Ph: 949-923-6085 C: 949-632-6319	Ph: 780-969-2018
danny.craig@stantec.com	cora.klein@stantec.com

Design with community in mind